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                                                                  Exhibit 23 (b)


                              ACCOUNTANTS' CONSENT


The Board of Directors and Stockholders
of Motorola, Inc.:

We consent to incorporation by reference in the registration statement on Form S-3 (No. x-xxxxx) of Motorola, Inc. of our reports dated January 13, 1994, relating to the consolidated balance sheets of Motorola, Inc. and consolidated subsidiaries as of December 31, 1993 and 1992 and the related statements of consolidated earnings, stockholders' equity and cash flows and related schedules for each of the five years in the three-year period ended December 31, 1993, which reports appear in the 1993 annual report on Form 10-K of Motorola, Inc. and to the references to our firms under the heading "Experts" in the prospectus.


Chicago, Illinois

October 17, 1994